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                                                                    EXHIBIT 99.2

                        [LETTERHEAD OF DEVX ENERGY, INC.]


November 13, 2001


Dear Employee:

Attached please find a copy of our November 13, 2001 press release announcing that we have signed a definitive agreement with Comstock Resources, Inc. for the sale of the company. The purpose of this letter is to advise you how the Comstock transaction will affect the implementation of the severance and retention policy announced on April 11, 2001.

Our definitive agreement with Comstock provides that the next step in the Comstock transaction is for Comstock to make a tender offer to our stockholders. The tender offer must begin no later than November 21, 2001 and will remain open for at least 20 business days. While we are confident that the tender will be completed before the end of the year, there is a possibility that it could be extended into January 2002 in certain circumstances.

Comstock is currently reviewing its operations to determine whether it will offer continuing employment to any DevX employees after the sale. The definitive agreement provides that any offer of continuing employment Comstock does make to any DevX employee must be made before the tender is completed and be on terms no less favorable than that employee's current terms of employment with DevX.

For those who will not be continuing on with Comstock, we expect to pay the severance and retention amounts outlined in the April 11 letter within 2 business days of the closing of Comstock's tender offer to our stockholders. If the tender is completed before December 31, 2001 as expected, those of you that are being terminated will receive the 3 month's termination pay plus 2 month's retention bonus at that time. If the tender is not completed before December 31, 2001, we will pay the 2 month's retention bonus on December 31, 2001 but the 3 month's termination pay will not be paid to the employees being terminated until the closing of the tender. Comstock has agreed to maintain all employee benefit programs with the existing policies and carriers for three months following termination.

Those persons who continue in employment with Comstock will receive the retention bonus only. Comstock will provide information about their benefit plans as part of their offer to you.

We appreciate the important role that you have played in this process and will continue to play as we move to its completion.


Yours truly,


/s/ JOSEPH T. WILLIAMS